UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-09318

                                 Franklin Resources, Inc.; NYSE Arca, Inc. (formerly Pacific Exchange, Inc.)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

                                            One Franklin Parkway, San Mateo, CA 94403, (650) 312-2000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

               Common Stock, par value $.10 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[	]	17 CFR 240.12d2-2(a)(1)

[	]	17 CFR 240.12d2-2(a)(2)

[	]	17 CFR 240.12d2-2(a)(3)

[	]	17 CFR 240.12d2-2(a)(4)

[   ]     Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

[ X ]      Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Franklin Resources, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated: September 5, 2006	FRANKLIN RESOURCES, INC.
	By:	/s/ Barbara J. Green
Name: Barbara J. Green
Title: Vice President, Deputy General Counsel and Secretary

_________________________

1Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained
SEC 1654(03-06)	in this form are not required to respond unless the form displays a currently valid OM control number.